TCG LIQUID ASSETS GOVERNMENT MONEY MARKET FUND

A SERIES OF THE

TCG FINANCIAL SERIES TRUST III

LETTER OF INVESTMENT INTENT

May 21, 2014

TCG Financial Series Trust III

110 Merrick Way, Suite 2A

Coral Gables, FL  33134

To the Board of Trustees of TCG Financial Series Trust III:

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (“Interest”) of the TCG Liquid Assets Government Money Market Fund, a series of the TCG Financial Series Trust III, in the amount of $100,000.00 for 100,000 shares at net asset value of $1.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest before September 30th, 2014.

/s/William R. Burdette

    William R. Burdette

Charity Deposits Corp., as agent